Keells Consultants Limited

130 Glennie Street, Colombo 2, Sri Lanka
Tel +94 (11) 230 6000 Fax +94 (11) 244 7087, 243 9037
jkh@keells.com www.keells.com
Company Registration No. PBS 750

28TH JANUARY 2008, 082-03854

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE,
DIVISION OF CORPORATE FINANCE,
FIFTH STREET NW,
WASHINGTON DC 20549,
USA.

Dear Sirs,

<u>JOHN KEELLS HOLDINGS PLC – INTERIM REPORT</u>

We refer to the above and enclose herewith a copy of Interim Report for the nine months ended 31st December 2007.

Kindly acknowledge receipt.

Yours faithfully,
KEELLS CONSULTANTS LIMITED

SECRETARIES

2/19

The group profits attributable to equity holders for the quarter, and nine months, ended 31 December 2007, were Rs. 1.36 billion and Rs. 3.20 billion respectively, being growths of 99 and 64 per cent over the corresponding periods in the previous year.

The growths in Earnings per Share (EPS) for the quarter, and nine months, ended 31 December 2007, were 79 per cent and 48 per cent respectively, over the previous year.

The group recorded revenues of Rs. 11.07 billion and Rs. 29.20 billion in the third quarter, and for the nine months, ended 31 December 2007, representing increases of 37 and 23 per cent respectively.

At a company level, profit after tax (PAT) for the quarter, and nine months, ended 31 December 2007, were Rs. 813 million and Rs. 1.70 billion respectively, these being, increases of 468 and 73 per cent respectively, over the corresponding periods in the previous year.

The Transportation industry group continued to be the largest contributor to group profits with profit before tax (PBT) increasing by 12 per cent for the nine months ended 31 December as compared to the same period in the previous year. However, the third quarter PBT showed a decrease of 5 per cent over the same quarter in 2006 with the start up costs of the supply chain management business being the main reason.

The Leisure industry group's PBT of Rs. 88 million during the third quarter though 35 per cent below that in 2006, was a significant improvement on the Rs. 66 million loss recorded in the previous quarter. We are hopeful that the year to date loss of Rs. 330 million can be substantially improved given that the Maldives will be fully operational in the peak winter season following the refurbishment, and rebranding, of Ellaidhoo and Dhonveli and signs of better tourist arrivals into Sri Lanka. It is our hope that the violence that has been experienced in the first two weeks of 2008 will not adversely impact the present tourists' confidence. The implementation of minimum room rates by Colombo's leading hotels under the aegis of the Ministry of Tourism is a welcome step. If sense prevails, there is no doubt that all the stakeholders will stand to benefit as a result of this move. Though it is early days, going by the evidence of the first two weeks of January 2008, the higher room rates could significantly boost the profitability of all the city hotels..

The conditional voluntary offer, announced in October 2007, by John Keells Hotels PLC to acquire 100 per cent of the issued shares of the three listed hotel companies operated under the Confifi Group did not materialise as the conditions of the offer were not met by the initial offer closure date of 20 November 2007.

The Property industry group's PBT for the quarter, and nine months ended, 31 December 2007, at Rs. 207 million and Rs. 391 million respectively, were 264 per cent and 30 per cent higher than the PBTs recorded in the corresponding periods in the previous year. A part of the revenue arising from the final installment of "The Monarch" has been recognised, in the quarter, in keeping with the recognition principles and the remaining revenue from the project is expected to be fully recognised by the financial year end. "The Emperor" apartment development is progressing as per schedule.

The Consumer Foods & Retail industry group's PBT for the quarter, and nine months, ended 31 December 2007 registered decreases of 4 per cent and 21 per cent respectively when compared to the corresponding periods in the previous year. The installation of the new bottling line took longer than expected and this coupled with the increasing price of inputs and lower disposable incomes have had a negative impact on the production and sales volumes of our carbonated soft drinks. Keells Food Products completed a successful trial of the manufacture of processed foods, under contract, in India. Meanwhile, our Retail segment operating under the "Keells Super" brand is continuing its aggressive growth in Sri Lanka and 6 new outlets were opened during the third quarter.

CHAIRMAN'S MESSAGE

The Financial Services industry group's PBT during the third quarter at Rs. 123 million was 21 per cent higher than that of the previous year on account of good performance from our associates Nations Trust Bank PLC (NTB) and Union Assurance PLC (UAL). The NTB 1:3 Rights Issue with warrants attached, announced in December 2007, was approved by the Shareholders at an EGM on 17 January 2008. Our stock broking operations have been hampered by the weaker market sentiment prevailing during most of the year and, in particular, the third quarter and this has resulted in profitability below that recorded in the previous year.

The Information Technology industry group posted a PBT of Rs. 6 million in the third quarter which was 61 per cent lower than the same period in the previous year. Our software business continues to perform well. The Business Process Outsourcing (BPO) business is also progressing well having acquired new customers. Whilst we have now established a strong capability in this area, what we look forward to is the conversion of some exciting leads that we currently have, into firm sales contracts in absorbing the fixed costs incurred in building such a capability.

Others, comprising Plantation Services, Strategic Investments and Corporate Centre recorded a third quarter PBT of Rs. 446 million as against a loss of Rs. 192 million during the same period last year. Plantation Services, in particular, more than doubled its PBT both in the quarter, and the nine months, ended 31 December 2007 to Rs 120 million and Rs 290 million respectively, with Tea Smallholder Factories PLC leading the way. JKH subscribed Rs. 2.85 billion to the rights issue of John Keells Hotels PLC in the second quarter of 2007-08 but still generated significant income through its treasury operations following a strengthening of the group balance sheet with the proceeds of the JKH rights issue.

Considering that the PAT of the Company, for the year ending 31 March 2008, is projected to be significantly higher than the previous year, because of higher dividend income, interest income arising from a high interest rate environment and various cost savings measures, I am pleased to state that the Board has resolved to pay a Special Dividend of Rs. 2 per share. An announcement to this effect has already been made.

Whilst we acknowledge that we are confronted with external factors outside our control, we continue to rigorously review our role in society under a stakeholder model and this has been recognised with JKH being awarded the "Best Corporate Citizen 2007" by the Ceylon Chamber of Commerce. Our associate company UAL won the Gold award for Best Annual Report both by the Institute of Chartered Accountants of Sri Lanka (ICASL) as well as the South Asian Federation of Accountants (SAFA).The JKH Annual report also won the Gold Award for Good Corporate Governance Disclosure both by the ICASL and SAFA.

The increase in hostilities in the North and East of Sri Lanka and various incidents of violence in other parts of the country have impacted business sentiment in general and our Leisure industry group in particular. High inflation and the resultant high interest rates are sources of great concern and we are very aware of the need to distinguish between fixed and variable costs in formulating strategies, policies and action plans in mitigating the aforesaid risks. As I stated in my last message, there are always opportunities in the challenges we face and we will aggressively pursue new investments both in Sri Lanka as well as the region.

S. C. Ratnayake
Chairman

24 January 2008

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31st December			Nine months to 31st December		
	2007	2006	Change %	2007	2006	Change %
Revenue	11,066,093	8,102,829	37	29,203,048	23,737,039	23
Cost of sales	(8,223,602)	(5,462,092)	51	(21,691,409)	(16,738,286)	30
Gross profit	2,842,491	2,640,737	8	7,511,639	6,998,753	7
Dividend income	36,935	694	5,222	62,548	15,138	313
Other operating income	696,235	257,587	170	2,019,925	565,745	257
Distribution expenses	(328,213)	(324,070)	1	(1,076,288)	(1,008,108)	7
Administrative expenses	(1,474,532)	(1,368,828)	8	(4,001,077)	(3,475,342)	15
Other operating expenses	(315,770)	(303,290)	4	(940,843)	(766,311)	23
Finance expenses	(334,867)	(411,901)	(19)	(1,254,259)	(867,243)	45
Share of results of associates	593,981	519,458	14	1,722,879	1,313,491	31
Profit on sale of non-current investments	-	-	-	43,327	-	-
Profit before tax	1,716,260	1,010,387	70	4,087,851	2,776,123	47
Tax expense	(260,386)	(249,216)	4	(702,956)	(615,972)	14
Profit for the period	1,455,874	761,171	91	3,384,895	2,160,151	57
Attributable to :						
Equity holders of the parent	1,355,760	680,191	99	3,204,949	1,953,556	64
Minority interest	100,114	80,980	24	179,946	206,595	(13)
	1,455,874	761,171	91	3,384,895	2,160,151	57
	Rs.	Rs.		Rs.	Rs.	
Earnings per share - basic	2.13	1.19		5.05	3.42	
Earnings per share - diluted	2.12	1.18		5.01	3.38	
Dividend per share	1.00	1.00		2.00	2.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED BALANCE SHEET

As at 31st December	2007	2006 Re-stated	As at 31.03.2007
ASSETS			
Non-current assets			
Property, plant & equipment	24,899,557	20,027,801	20,403,696
Leasehold property	945,552	958,628	955,383
Investment property	2,286,942	2,468,703	2,505,321
Intangible assets	342,105	346,212	338,761
Investments in subsidiaries & joint ventures	5,565	5,565	5,565
Investments in associates	9,540,458	8,593,614	8,515,037
Other investments	147,807	124,928	147,807
Deferred tax asset	131,513	65,004	74,013
Other non-current assets	4,563,983	5,160,922	4,807,264
	42,863,482	37,751,377	37,752,847
Current assets			
Inventories	3,918,252	2,128,873	3,400,576
Trade & other receivables	6,852,190	7,027,746	6,822,516
Amounts due from related parties	8,626	4,991	1,588
Short term investments	11,950,994	3,997,613	16,342,449
Cash in hand & at bank	1,894,392	1,449,951	1,626,473
	24,624,454	14,609,174	28,193,602
Total assets	67,487,936	52,360,551	65,946,449
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,460,383	9,412,198	22,245,894
Capital reserves	3,109,885	2,951,184	3,137,392
Revenue reserves	15,671,628	12,773,485	13,851,913
	41,241,896	25,136,867	39,235,199
Minority interest	3,757,533	3,630,256	3,700,313
Total equity	44,999,429	28,767,123	42,935,512
Non-current liabilities			
Non-interest bearing borrowings	21,000	30,000	30,000
Interest bearing borrowings	8,372,364	5,849,295	6,451,133
Deferred tax liabilities	592,625	543,684	591,867
Retirement benefit obligations	769,093	691,862	718,315
Other deferred liabilities	5,826	4,170	3,762
Other non-current liabilities	350,976	330,596	334,249
	10,111,884	7,449,607	8,129,326
Current liabilities			
Trade & other payables	6,700,988	5,977,555	5,811,976
Amounts due to related parties	455	1,369	-
Income tax liabilities	358,562	293,034	188,250
Short term borrowings	227,278	4,343,731	2,688,311
Current portion of interest bearing borrowings	1,133,733	193,481	1,374,413
Bank overdrafts	3,955,607	5,334,651	4,818,661
	12,376,623	16,143,821	14,881,611
Total equity & liabilities	67,487,936	52,360,551	65,946,449
	Rs.	Rs.	Rs.
Net assets per share	64.85	39.53	61.70

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.
The Group Finance Director certifies that the financial statements have been prepared in compliance with the requirements of the Companies Act No. 7 of 2007.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

24th January 2008

CONSOLIDATED CASH FLOW STATEMENT

For the nine months ended 31st December	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	4,087,851	2,776,123
Adjustments for :		
Interest income	(1,627,712)	(168,355)
Dividend income	(62,548)	(15,138)
Finance expenses	1,254,259	867,243
Share of results of associates	(1,722,879)	(1,313,491)
(Profit) / loss on sale of non-current investments	(43,327)	-
(Profit) / loss on sale of property, plant & equipment	(45,309)	(12,660)
Depreciation of property, plant & equipment	1,051,043	869,750
Negative Goodwill on increase in interest in subsidiaries	(64,312)	(73,927)
Amortisation / depreciation of other non-current assets	155,917	98,769
Amortisation of other deferred liabilities	(1,186)	(1,227)
Gratuity provision	101,913	105,024
Operating profit before working capital changes	3,083,710	3,132,111
(Increase) / decrease in inventories	47,370	(45,430)
(Increase) / decrease in receivables & prepayments	(176,401)	(1,698,548)
(Increase) / decrease in non-current assets	(487,029)	(591,306)
Increase / (decrease) in creditors & accruals	124,614	1,038,340
Cash generated from operations	2,592,264	1,835,167
Interest received	1,627,712	168,355
Finance expenses paid	(1,254,259)	(867,243)
Dividend received	695,378	769,219
Tax paid	(663,489)	(561,344)
Gratuity paid	(51,135)	(37,578)
Net cash flow from operating activities	2,946,471	1,306,576
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Acquisition of property, plant & equipment	(1,984,492)	(1,876,267)
Addition to investment property	(19,884)	(1,257)
Purchase of lease rights	-	(3,518,646)
Acquisition of subsidiary	(331,410)	-
Increase in interest in subsidiaries	(2,502)	(4,305)
Acquisition of associates	-	(4,341,273)
Increase in interest in associates	(222,694)	-
Proceeds from sale of non-current investments	89,170	-
Proceeds from sale of property, plant & equipment	63,102	159,890
Addition to intangible assets	(9,636)	(4,229)
Grants received for investing activities	3,250	-
Net cash flow used in investing activities	(2,415,096)	(9,586,087)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	214,489	206,925
Proceeds from minority on issue of rights in subsidiaries	84,953	-
Dividend paid to equity holders of parent	(1,268,413)	(859,584)
Dividend paid to minority shareholders	(136,339)	(175,117)
Proceeds from interest bearing borrowings	1,116,091	3,994,893
Repayment of interest bearing borrowings	(1,341,605)	(445,997)
Proceeds from / (repayment of) short term borrowings (net)	(2,461,033)	3,376,711
Net cash flow from / (used in) financing activities	(3,791,857)	6,097,831
NET DECREASE IN CASH & CASH EQUIVALENTS	(3,260,482)	(2,181,680)
CASH & CASH EQUIVALENTS AT THE BEGINNING	13,150,261	2,294,593
CASH & CASH EQUIVALENTS AT THE END	9,889,779	112,913
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	11,950,994	3,997,613
Cash in hand & at bank	1,894,392	1,449,951
Bank overdrafts	(3,955,607)	(5,334,651)
	9,889,779	112,913

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of the parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2007	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	8,333,950	39,235,199	3,700,313	42,935,512
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	-	-	-	(58,035)	-	(58,035)
Share options exercised	272,524	-	-	-	-	-	-	-	272,524	-	272,524
Currency translation differences	-	-	(97,743)	-	-	-	-	-	(97,743)	(2,621)	(100,364)
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(2,502)	(2,502)	42,986	40,484
Associate company share of net assets	-	40,945	29,291	-	-	-	-	(141,071)	(70,835)	-	(70,835)
Profit for the period	-	-	-	-	-	-	-	3,204,949	3,204,949	179,946	3,384,895
Final dividend paid - 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Interim dividend paid - 2007/08	-	-	-	-	-	-	-	(635,744)	(635,744)	-	(635,744)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	26,752	26,752	(163,091)	(136,339)
As at 31st December 2007	22,460,383	1,816,073	875,172	418,640	3,870,775	1,572,188	75,000	10,153,665	41,241,896	3,757,533	44,999,429
As at 1 April 2006	9,205,273	1,778,279	618,074	418,640	3,370,775	1,585,169	75,000	5,749,896	22,801,106	3,633,759	26,434,865
Share options exercised	206,925	-	-	-	-	-	-	-	206,925	-	206,925
Currency translation differences	-	-	11,578	-	-	-	-	-	11,578	4,086	15,664
Net Gain / (loss) recognised directly in equity											
Effect of adopting revised SLAS 25 (2004)	-	-	-	-	-	-	-	882,181	882,181	-	882,181
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	-	-	(1,663)	(1,663)
Associate company share of net assets	-	(8,582)	119,531	13,664	-	-	-	(20,912)	103,701	-	103,701
Profit for the period	-	-	-		-	-	-	1,953,556	1,953,556	206,595	2,160,151
Final dividend paid - 2005/06	-	-	-	-	-	-	-	(400,142)	(400,142)	-	(400,142)
Interim dividend paid - 2006/07	-	-	-	-	-	-	-	(459,442)	(459,442)	-	(459,442)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	37,404	37,404	(212,521)	(175,117)
As at 31 December 2006	9,412,198	1,769,697	749,183	432,304	3,370,775	1,585,169	75,000	7,742,541	25,136,867	3,630,256	28,767,123

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY INCOME STATEMENT

	Quarter ended 31st December			Nine months to 31st December		
	2007	2006	Change %	2007	2006	Change %
Revenue	149,872	122,562	22	456,848	343,624	33
Cost of sales	(82,808)	(56,228)	47	(244,198)	(168,215)	45
Gross profit	67,064	66,334	1	212,650	175,409	21
Dividend income	660,694	468,483	41	1,250,459	1,731,938	(28)
Other operating income	414,133	6,682	6,098	1,304,844	25,277	5,062
Administrative expenses	(151,067)	(168,498)	(10)	(500,045)	(486,278)	3
Other operating expenses	(5,394)	(8,437)	(36)	(15,882)	(16,477)	(4)
Finance expenses	(133,748)	(216,115)	(38)	(460,734)	(418,016)	10
Profit before tax	851,682	148,449	474	1,791,292	1,011,853	77
Tax expense	(38,921)	(5,376)	624	(87,500)	(26,076)	236
Profit for the period	812,761	143,073	468	1,703,792	985,777	73
	Rs.	Rs.		Rs.	Rs.	
Dividend per share	1.00	1.00		2.00	2.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 31st December	2007	2006	As at 31.03.2007
ASSETS			
Non-current assets			
Property, plant & equipment	314,263	325,897	380,139
Investment property	800,000	800,000	800,000
Investments in subsidiaries & joint ventures	17,348,557	14,481,766	14,446,331
Investments in associates	5,995,133	5,995,133	5,995,133
Other investments	106,467	94,507	106,467
Other non-current assets	22,987	39,941	37,952
	24,587,407	21,737,244	21,766,022
Current assets			
Inventories	822	850	847
Trade & other receivables	446,385	376,476	205,690
Amounts due from related parties	560,667	777,851	826,883
Short term investments	7,087,839	-	12,301,694
Cash in hand & at bank	7,210	801	25,348
	8,102,923	1,155,978	13,360,462
Total assets	32,690,330	22,893,222	35,126,484
EQUITY & LIABILITIES			
Stated capital	22,460,383	9,412,198	22,245,894
Revenue reserves	6,151,410	5,109,890	5,716,031
Total equity	28,611,793	14,522,088	27,961,925
Non-current liabilities			
Interest bearing borrowings	2,645,493	2,595,493	2,895,493
Retirement benefit obligations	81,514	79,816	86,316
	2,727,007	2,675,309	2,981,809
Current liabilities			
Trade & other payables	299,037	359,064	344,828
Amounts due to related parties	143,643	136,637	128,217
Income tax liabilities	73,198	27,266	4,766
Short term borrowings	-	2,000,000	500,000
Current portion of interest bearing borrowings	800,000	-	700,000
Bank overdrafts	35,652	3,172,858	2,504,939
	1,351,530	5,695,825	4,182,750
Total equity & liabilities	32,690,330	22,893,222	35,126,484
	Rs.	Rs.	Rs.
Net assets per share	44.99	22.84	43.97

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements. The Group Finance Director certifies that the financial statements have been prepared in compliance with the requirements of the Companies Act No. 7 of 2007.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

24 January 2008

COMPANY CASH FLOW STATEMENT

For the nine months ended 31st December	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	1,791,292	1,011,853
Adjustments for:		
Finance expenses	460,734	418,016
Depreciation of property, plant & equipment	82,153	72,799
Profit on sale of property, plant & equipment	(91)	(6,725)
Gratuity provision	6,108	7,387
Operating profit before working capital changes	2,340,196	1,503,330
(Increase) / decrease in inventories	-	24
(Increase) / decrease in receivables & prepayments	128,826	(598,083)
Increase / (decrease) in creditors & accruals	(63,082)	286,772
Cash generated from operations	2,405,940	1,191,299
Finance expenses paid	(460,734)	(418,016)
Tax paid	(83,665)	(32,527)
Gratuity paid	(10,910)	(1,405)
Net cash flow from operating activities	1,850,631	739,351
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(16,552)	(51,983)
Purchase of investments	(2,902,226)	(5,954,255)
Proceeds from sale of property, plant & equipment	365	9,375
Net cash flow used in investing activities	(2,918,413)	(5,996,863)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	214,489	206,925
Dividend paid	(1,268,413)	(859,584)
Proceeds from repayment of long term borrowings	9,000	-
Repayment of long term borrowings	(150,000)	1,830,519
Proceeds from / (repayment of) short term borrowings (net)	(500,000)	1,500,000
Net cash flow used in financing activities	(1,694,924)	2,677,860
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	(2,762,706)	(2,579,652)
CASH & CASH EQUIVALENTS AT THE BEGINNING	9,822,103	(592,405)
CASH & CASH EQUIVALENTS AT THE END	7,059,397	(3,172,057)
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	7,087,839	-
Cash in hand & at bank	7,210	801
Bank overdrafts	(35,652)	(3,172,858)
	7,059,397	(3,172,057)

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2007	22,245,894	2,600,000	1,519,322	75,000	1,521,709	27,961,925
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	(58,035)
Share options exercised	272,524	-	-	-	-	272,524
Profit for the period	-	-	-	-	1,703,792	1,703,792
Final dividend paid - 2006/07	-	-	-	-	(632,669)	(632,669)
Interim dividend paid - 2007/08	-	-	-	-	(635,744)	(635,744)
As at 31 December 2007	22,460,383	2,600,000	1,519,322	75,000	1,957,088	28,611,793
As at 1 April 2006	9,205,273	2,100,000	1,519,322	75,000	1,289,375	14,188,970
Share options exercised	206,925	-	-	-	-	206,925
Profit for the period		-	-	-	985,777	985,777
Final dividend paid - 2005/06	-	-	-	-	(400,142)	(400,142)
Interim dividend paid - 2006/07					(459,442)	(459,442)
As at 31 December 2006	9,412,198	2,100,000	1,519,322	75,000	1,415,568	14,522,088

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional Financial Statements

SEGMENT INFORMATION

For the quater ended 31st December	Transportation 2007	Transportation 2006	Leisure 2007	Leisure 2006	Property 2007	Property 2006	Consumer Foods & Retail 2007	Consumer Foods & Retail 2006	Financial Services 2007	Financial Services 2006	Information Technology 2007	Information Technology 2006	Others 2007	Others 2006	Group Total 2007	Group Total 2006
Total revenue	3,555,013	2,252,527	2,688,789	2,067,103	694,941	108,004	3,151,418	2,752,835	22,459	57,698	638,666	634,793	880,493	646,232	11,631,779	8,519,192
Intra segment revenue	-	-	(161,147)	(120,494)	(1,890)	-	(76,254)	(69,559)	-	-	(5,362)	(1,219)	(17,893)	(12,051)	(262,546)	(203,323)
Segment revenue	3,555,013	2,252,527	2,527,642	1,946,609	693,051	108,004	3,075,164	2,683,276	22,459	57,698	633,304	633,574	862,600	634,181	11,369,233	8,315,869
Inter segment revenue	(49,568)	(32,129)	(17,380)	(10,289)	(38,593)	(27,713)	(9,221)	(13,628)	-	-	(64,358)	(37,746)	(124,020)	(91,535)	(303,140)	(213,040)
Revenue	3,505,445	2,220,398	2,510,262	1,936,320	654,458	80,291	3,065,943	2,669,648	22,459	57,698	568,946	595,828	738,580	542,646	11,066,093	8,102,829
Segment results	231,411	361,781	177,316	285,708	206,899	54,540	167,435	150,152	(2,191)	30,050	22,053	41,977	21,461	(87,508)	824,384	836,700
Eliminations / unallocated															632,762	66,130
															1,457,146	902,830
Finance expenses	(19,198)	(5,672)	(156,847)	(171,954)	(23,176)	(4,557)	(51,850)	(30,462)	(18)	(450)	(710)	(294)	(83,068)	(198,512)	(334,867)	(411,901)
Share of results of associates	480,522	390,575	-	-	-	-	-	-	118,831	68,648	(26,152)	-	20,780	60,235	593,981	519,458
Profit / (loss) before tax	729,062	770,345	87,633	135,504	207,203	56,912	116,704	121,834	123,029	101,472	6,449	16,460	446,180	(192,140)	1,716,260	1,010,387
Tax expense	(41,040)	(45,452)	(19,891)	(27,452)	(9,810)	(3,426)	(38,199)	(42,139)	(10,859)	(29,349)	(14,569)	(6,533)	(126,018)	(94,865)	(260,386)	(249,216)
Profit / (loss) for the period	688,022	724,893	67,742	108,052	197,393	53,486	78,505	79,695	112,170	72,123	(8,120)	9,927	320,162	(287,005)	1,455,874	761,171
Attributable to:																
Equity holders of the parent	677,400	710,799	83,200	98,937	162,262	46,653	50,735	49,519	109,567	68,256	(8,120)	9,927	280,716	(303,900)	1,355,760	680,191
Minority interest	10,622	14,094	(15,458)	9,115	35,131	6,833	27,770	30,176	2,603	3,867	-	-	39,446	16,895	100,114	80,980
	688,022	724,893	67,742	108,052	197,393	53,486	78,505	79,695	112,170	72,123	(8,120)	9,927	320,162	(287,005)	1,455,874	761,171

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

SEGMENT INFORMATION

	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
For the nine months ended 31st December	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total revenue	9,546,261	7,329,246	6,845,924	5,552,198	1,420,902	870,533	8,660,658	7,626,853	123,703	127,338	1,684,179	1,801,428	2,441,701	1,664,730	30,723,328	24,972,326
Intra segment revenue	-	-	(393,410)	(381,852)	(1,890)	-	(180,524)	(189,862)	-	-	(8,013)	(6,735)	(47,982)	(27,245)	(631,819)	(605,694)
Segment revenue	9,546,261	7,329,246	6,452,514	5,170,346	1,419,012	870,533	8,480,134	7,436,991	123,703	127,338	1,676,166	1,794,693	2,393,719	1,637,485	30,091,509	24,366,632
Inter segment revenue	(136,737)	(75,196)	(47,407)	(40,700)	(112,389)	(83,259)	(26,200)	(36,739)	-	-	(172,881)	(143,844)	(392,847)	(249,855)	(888,461)	(629,593)
Revenue	9,409,524	7,254,050	6,405,107	5,129,646	1,306,623	787,274	8,453,934	7,400,252	123,703	127,338	1,503,285	1,650,849	2,000,872	1,387,630	29,203,048	23,737,039
Segment results	900,930	1,084,637	211,129	554,646	381,341	293,783	376,762	370,775	31,155	53,692	35,909	67,061	(96,108)	(282,420)	1,841,118	2,142,174
Eliminations / unallocated															1,734,786	187,701
															3,575,904	2,329,875
Finance expenses	(30,841)	(13,535)	(606,639)	(371,261)	(44,094)	(13,157)	(139,290)	(71,791)	(37)	(593)	(7,575)	(1,739)	(425,783)	(395,167)	(1,254,259)	(867,243)
Share of results of associates	1,408,013	1,008,061	-	-	-	-	-	-	330,822	224,793	(70,578)	-	54,622	80,637	1,722,879	1,313,491
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	43,327	-	43,327	-
Profit / (loss) before tax	2,383,703	2,137,638	(329,857)	232,581	390,789	300,526	241,692	305,723	377,140	288,345	1,201	43,097	1,023,183	(531,787)	4,087,851	2,776,123
Tax expense	(100,450)	(105,095)	(13,102)	(54,207)	(38,235)	(14,635)	(82,915)	(129,511)	(121,864)	(100,383)	(32,657)	(27,155)	(313,733)	(184,986)	(702,956)	(615,972)
Profit / (loss) for the period	2,283,253	2,032,543	(342,959)	178,374	352,554	285,891	158,777	176,212	255,276	187,962	(31,456)	15,942	709,450	(716,773)	3,384,895	2,160,151
Attributable to:																
Equity holders of the parent	2,266,910	2,007,804	(295,393)	158,951	298,623	242,792	98,768	102,474	248,516	180,481	(31,456)	15,942	618,981	(754,888)	3,204,949	1,953,556
Minority interest	16,343	24,739	(47,566)	19,423	53,931	43,099	60,009	73,738	6,760	7,481	-	-	90,469	38,115	179,946	206,595
	2,283,253	2,032,543	(342,959)	178,374	352,554	285,891	158,777	176,212	255,276	187,962	(31,456)	15,942	709,450	(716,773)	3,384,895	2,160,151

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the nine months ended 31st December	2007	2006
1. Market Price Per Share		
	Rs.	Rs.
Highest	156.75	200.00
Lowest	125.00	118.00
Last traded	127.25	195.00

2. The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2007 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting. Further, provisions of the new Companies Act No. 7 of 2007 have been considered in preparing the interim financial statements of the company and of the group.

3. The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4. Net assets per share has been calculated, for all periods, based on the number of shares in issue as at 31st December 2007.

5. The group disposed its investment in Unawatuna Walk Inn Ltd., on 19 April 2007 for a total consideration of Rs. 89 mn.

6. The group acquired controlling interest on 6 May 2007 in Tranquility (Pvt) Ltd., via the purchase of a 100% equity stake by John Keells Maldivian Resorts (Pte) Ltd., at a purchase consideration of Rs 554mn. The excess of the fair value of the net assets acquired over the cost of purchase was credited to the income statement in compliance with SLAS 25 Business Combinations. The results of Tranquility (Pvt) Ltd., has been consolidated by the group from 6th May 2007.

7. Consequent to JKH subscribing to additional shares of John Keells Hotels PLC's (KHL's) Rights Issue,the group's effective holding in KHL increased to 92.69%. Arising from this, the group's effective holding in the subsidiaries of KHL also increased proportionately.

8. In August 2007, John Keells Hotels PLC increased its stake in Yala Village (Pvt) Ltd. to 89.63% by subscribing to additional shares of its Rights Issue. Accordingly, the group's effective holding in Yala Village (Pvt) Ltd. increased to 83.08%.

9. Two petitions have been filed in the Supreme Court of Sri Lanka by a member of the public, to set aside the privatisation by the Government of Sri Lanka of Lanka Marine Services (Private) Limited., (LMS) and to set aside the concessions granted by the Board of Investment of Sri Lanka to LMS. The hearing before the Supreme Court commenced in January 2008 in the first case and is yet to be concluded. Hearings in the second case have not yet commenced. John Keells Holdings PLC., and LMS have been advised that due process has been followed by them and the law has been duly and properly complied with.

10. There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

11. All values included in these financial statements are in Rs. '000s unless otherwise stated.

CORPORATE INFORMATION

Name of company

John Keells Holdings PLC

Legal form

Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo
Stock Exchange
GDRs listed on the Luxembourg
Stock Exchange

Company registration No.

PVS 6028/PBS

Directors

Mr S C Ratnayake - Chairman
Mr A D Gunewardene - Deputy Chairman
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo
Ms S S Tiruchelvam
Mr R S Captain

Audit Committee

Mr P D Rodrigo - Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee

Mr E F G Amerasinghe - Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee

Mr T Das - Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

Citibank NA
New York

Registered office of the company

130 Glennie Street
Colombo 2
Sri Lanka

Contact details

P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6000
Facsimile : +(94) 11 244 7087

Internet : www.keells.com
Email : jkh@keells.com

END